Adamas Trust, Inc.
90 Park Avenue
New York, New York 10016
(212) 792-0107

September 12, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Ruairi James Regan
Office of Real Estate & Construction

Re:	Adamas Trust, Inc
Registration Statement on Form S-3 (SEC File No. 333-290073)

Dear Ruairi James Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Adamas Trust, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:30 p.m., Eastern time, on September 16, 2025 or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Christopher Green of Vinson & Elkins L.L.P. at (202) 639-6521.

Thank you for your attention to this matter.

[Signature page follows]

Very truly yours,
Adamas Trust, Inc.

By:	/s/ Kristine R. Nario-Eng
Name:	Kristine R. Nario-Eng
Title:	Chief Financial Officer

cc:	Christopher C. Green, Vinson & Elkins L.L.P.